Teva Announces New Head of Business Development, Strategy and Innovation

Timothy R. Wright joins Teva as Executive Vice President, Business Development, Strategy
and Innovation

Jerusalem, March 23, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announced the appointment of Timothy R. Wright to the Company’s executive leadership team, heading business development, strategy and innovation. In this new role, Mr. Wright will be responsible for identifying new sources of innovation and growth that are extensions of Teva’s business model. Mr. Wright’s appointment will be effective April 13, 2015, and he will report directly to the President and CEO, Erez Vigodman.

“The addition of Tim to our leadership team complements the strong management capabilities we have in Teva. He has a wealth of global experience which will serve us well as we look to create a new and exciting future for Teva,” stated Erez Vigodman, Teva’s President and CEO. “Tim is known for leading the transformation of large companies. His significant experience across various aspects of healthcare and unique perspective will enable us to realize our full potential at this critical time of change in the pharmaceutical industry. ”

“I am excited to join Teva at such a transformative time for both the company and industry in general,” stated Mr. Wright. “It’s a rare opportunity to join a company that is brave enough to look for bold ways to create a new future. I feel privileged to have the ability to work with this leadership team to create value for our shareholders and make a significant impact in healthcare for people around the world.”

Key Biographical Details
Timothy R. Wright has almost 30 years of global experience in pharmaceuticals and biotech with a career that has included such roles as Chief Executive Officer, Head of Business Development and Strategy and Head of Global Operations, and has worked extensively in partnership with academia. Most recently, he was the Director of the Drug Discovery and Development Institute at The Ohio State University Comprehensive Cancer Center, where he conceptualized and operationalized the institute, and established external networks that served to accelerate drug development activities and created partnerships among pharmaceutical companies that worked to augment development.

Mr. Wright has also served previously as President of Covidien Pharmaceuticals from 2007-2010, where among other key achievements; he delivered year-over-year improvement in revenue growth, gross margin expansion, operating income and return on invested capital. He was CEO (Interim) & President, a member of the Board of Directors and Chief Operating Officer (2004-2007) at AAI Pharmaceuticals/Xanodyne. He also held roles at Elan Pharmaceuticals, President, Global Operations (2001 – 2004) and President, Europe, Japan & ROW, Executive Vice President, Business Development & Licensing (2001 – 2002); DuPont Merck Pharmaceutical Company (where he worked from 1984 – 1999) and held roles such as Senior Vice President, Strategy & Corporate Business Development (1996 – 1999), Vice President, Strategic Marketing & Operations – Europe (1995 – 1996).

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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